                                                                      Exhibit 11
                                                                      ----------


                            BANKAMERICA CORPORATION
                   Computation of Earnings Per Common Share


                                                    Year Ended December 31
(Dollar amounts in millions, except        ----------------------------------------
per share data)                                1994          1993          1992
                                           ------------  ------------  ------------

Income before extraordinary credit         $      2,176  $      1,954  $      1,492
Extraordinary credit                                  -             -             -
                                           ------------  ------------  ------------

    Net income                                    2,176         1,954         1,492
Less:  Preferred stock dividends                    248           241           169
                                           ------------  ------------  ------------

    Net Income Applicable to Common Stock  $      1,928  $      1,713  $      1,323
                                           ------------  ------------  ------------

Average number of common shares
  outstanding                               357,312,433   355,106,722   308,190,534

Average number of common and common
  equivalent shares outstanding             359,793,169   357,679,670   312,218,182

Average number of common shares
  outstanding assuming full dilution        365,273,824   363,243,993   317,855,736

Earnings per common and common
  equivalent share                         $       5.36  $       4.79  $       4.24

Earnings per common share-
  assuming full dilution                   $       5.33  $       4.76  $       4.21


Earnings per common and common equivalent share are computed by dividing net income applicable to common stock by the total of the average number of common shares outstanding and the additional dilutive effect of stock options and warrants outstanding during the respective period. The dilutive effect of stock options and warrants is computed using the average market price of BankAmerica Corporation's common stock for the period.

Earnings per common share, assuming full dilution, are computed based on the average number of common shares outstanding during the period, and the additional dilutive effect of stock options and warrants outstanding during the period. The dilutive effect of outstanding stock options and warrants is computed using the greater of the closing market price or the average market price of BankAmerica Corporation's common stock for the period. Earnings per common share, assuming full dilution, also includes the dilution which would result if BankAmerica Corporation's 6 1/2% Cumulative Convertible Preferred Stock, Series G (Convertible Preferred Stock), outstanding during the period had been converted at the beginning of the period. Net income applicable to common stock is adjusted for dividends declared on the Convertible Preferred Stock of $16 million during the years ended December 31, 1994, 1993 and 1992.